CONSENT OF INDEPENDENT AUDITOR


We consent to the incorporation by reference in this Form 10-KSB of WhatsForFree Technologies, Inc. (formerly Ranes International Holding, Inc.) (A Development Stage Enterprise) of our report dated March 17, 2000, relating to the balance sheets of WhatsForFree Technologies, Inc. (formerly Ranes International Holding, Inc.) (A Development Stage Enterprise) as of December 31, 1999 and the related statement of operations, stockholders' equity, and cash flows for each of the three years in the period then ended, and for the cumulative period from February 15, 1990 (inception) through December 31, 1999.

We also consent to the addition of the financial statement data schedule, listed in the accompanying Index to Financial Statements and Financial Statement Schedule, to the financial statements covered by our report dated March 17, 2000.





 /s/ Timothy L. Steers, CPA, LLC

TIMOTHY L. STEERS
CERTIFIED PUBLIC ACCOUNTANT, LLC

Portland, Oregon
March 17, 2000